UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K
CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): September 15, 2010

NTS MORTGAGE INCOME FUND
(Exact name of registrant as specified in its charter)

Delaware	**0-18550**	**61-1146077**
(State or other jurisdiction of incorporation)	(Commission file number)	(IRS Employer Identification No.)

10172 Linn Station Road
Louisville, Kentucky 40223
(Address of principal executive offices)

(502) 426-4800
(Registrant's telephone number, including area code)

N/A
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01. Entry into a Material Definitive Agreement.

In anticipation of the expiration on September 30, 2010 of that certain Services and Development Agreement dated as of January 1, 2009 between NTS Mortgage Income Fund (the "Fund") and Residential Management Company, a Kentucky corporation ("Residential")(as amended pursuant to that certain First Amendment to Services and Development Agreement dated as of December 31, 2009 between the Fund and Residential, as later amended pursuant to that certain Second Amendment to Services and Development Agreement dated as of March 31, 2009 between the Fund and Residential and as further amended pursuant to that certain Third Amendment to Services and Development Agreement dated as of June 30, 2010 between the Fund and Residential)(collectively, the "Agreement"), on September 15, 2010 the Fund and Residential entered into a Fourth Amendment to Services and Development Agreement dated as of September 30, 2010 ("Fourth Amendment"). The Fourth Amendment extends the term of the Services and Development Agreement ("Agreement") from September 30, 2010 until December 31, 2010. The Agreement superseded and replaced all of the Fund's previous property management agreements except for the Advisory Agreement between the Fund and NTS Advisory Corporation, which continues to remain in effect. Other than extending the term of the Agreement, the Fourth Amendment does not modify any other provisions of the Agreement and the calculation of compensation and expense reimbursements to be received by NTS remains the same.

Also, on September 15, 2010, the Audit Committee of the Fund received a letter from Residential and NTS Development Company, a Kentucky corporation ("NTS"), containing Residential's and NTS' agreement to defer payment of amounts due them from the Fund evidenced by promissory notes, and to make advances to cover expenses of the Fund not otherwise evidenced by promissory notes as of September 15, 2010 through December 31, 2010. As of September 15, 2010, the Fund owed $5,583,439.24 to NTS and its affiliates. Unless Residential and NTS otherwise agree, any such advances shall exclude any principal repayments on the mortgage note owed by the Fund to PNC Bank, National Association. NTS and its affiliates most likely will require that the Fund and its subsidiaries execute promissory notes evidencing the obligation to repay the deferred amounts and the advances. Based on the Fund's current budget, it is unlikely that the Fund and its subsidiaries will generate sufficient revenue to repay the promissory notes in full on a timely basis. The Fund intends to seek an extension of the maturity date for the notes or refinance the unpaid balance prior to the current maturity. There can be no assurance that an acceptable extension or refinancing of the promissory notes will be achieved prior to maturity, or at all.

On September 15, 2010, NTS Mortgage Income Fund (the "Fund") and its wholly-owned subsidiaries NTS/Virginia Development Company ("NTS/Virginia") and NTS/Lake Forest II Residential Corporation ("NTS/Lake Forest") executed various First Amendments to the Consolidated and Amended and Restated Promissory Notes dated as of June 10, 2010. These First Amendments to the Consolidated and Amended and Restated Promissory Notes extend the maturity dates of the Consolidated and Amended and Restated Promissory Notes from September 30, 2010 to December 31, 2010. Other than extending the maturity dates of the Consolidated and Amended and Restated Promissory Notes, the First Amendments do not

modify any other terms or provisions of the Consolidated and Amended and Restated Promissory Notes, which continue to remain in effect. The notes that have been extended are as follows:

Maker	In Favor Of	Amount Due
NTS Mortgage Income Fund	NTS Development Company	$603,712.31
NTS Mortgage Income Fund	Residential Management Company	$1,662.00
NTS/Virginia Development Company	NTS Development Company	$97,047.80
NTS/Virginia Development Company	Residential Management Company	$3,832.728.90
NTS/Lake Forest II Residential Corp.	NTS Development Company	$4,059.09
NTS/Lake Forest II Residential Corp.	Residential Management Company	$123,190.41

In addition to the First Amendments to the Consolidated and Amended and Restated Promissory Notes mentioned above, the Fund and NTS/Virginia executed a First Amendment to the Amended and Restated Consolidated and Amended and Restated Promissory Note dated as of June 10, 2010 in the principal amount of $265,450.25. The First Amendment to the Amended and Restated Consolidated and Amended and Restated Promissory Note extends the maturity date of the Amended and Restated Consolidated and Amended and Restated Promissory Note from September 30, 2010 to December 31, 2010. Other than extending the maturity date of the Amended and Restated Consolidated and Amended and Restated Promissory Note, the First Amendment does not modify any other terms or provisions of the Amended and Restated Consolidated and Amended and Restated Promissory Note, which continues to remain in effect.

Orlando Lake Forest Joint Venture, a Florida joint venture (the "Joint Venture"), in which the Fund has a fifty percent (50%) ownership interest, executed First Amendments to the two Consolidated and Amended and Restated Promissory Notes dated as of June 10, 2010. These First Amendments to the Consolidated and Amended and Restated Promissory Notes extend the maturity dates of the Consolidated and Amended and Restated Promissory Notes from September 30, 2010 to December 31, 2010. Other than extending the maturity dates of the Consolidated and Amended and Restated Promissory Notes, the First Amendments do not modify any other terms or provisions of the Consolidated and Amended and Restated Promissory Notes, which continue to remain in effect. The notes that have been extended are as follows:

Maker	In Favor Of	Amount Due
Orlando Lake Forest Joint Venture	NTS Development Company	$23,009.17
Orlando Lake Forest Joint Venture	Residential Management Company	$121,093.95

In addition to the First Amendments executed for all the Promissory Notes mentioned in the paragraphs above, the Fund and its subsidiaries also executed First Amendments to all of the Promissory Notes that have been issued on behalf of NTS Development Company and/or Residential Management Company since June 10, 2010. These First Amendments to the Promissory Notes extend the maturity dates of the Promissory Notes from September 30, 2010 to December 31, 2010. Other than extending the maturity dates of the Promissory Notes, the First Amendments do not modify any other terms or provisions of the Promissory Notes, which continue to remain in effect. These notes are as follows:

Maker	In Favor Of	Amount Due	Date
NTS Mortgage Income Fund	NTS Development Company	$22,878.40	7/10/2010
NTS Mortgage Income Fund	NTS Development Company	$20,379.51	8/10/2010
NTS/Virginia Development Company	Residential Management Company	$184,990.84	7/10/2010
NTS/Virginia Development Company	Residential Management Company	$193,328.94	8/10/2010
NTS/Virginia Development Company	NTS Development Company	$12,739.30	8/10/2010

Based on the Fund's current budget, it is unlikely that the Fund and its subsidiaries will generate sufficient revenue to repay the promissory notes in full on a timely basis. The Fund intends to seek an extension of the maturity date of the notes or refinance the unpaid balance prior to the current maturity date. There can be no assurance that an acceptable extension or refinancing of the promissory notes will be achieved prior to maturity, or at all.

Copies of the newly executed documents and promissory notes are attached to this Current Report on Form 8-K as Exhibits 10.1 – 10.16 and are incorporated in their entirety in this Item 1.01 disclosure by reference.

Item 9.01. Financial Statements and Exhibits.

(a) Financial Statements of Businesses Acquired: N/A
(b) Pro Forma Financial Information: N/A
(c) Shell Company Transactions: N/A
(d) Exhibits:
    10.1   Fourth Amendment to Services and Development Agreement
    10.2   Letter to the Audit Committee dated September 15, 2010
    10.3   First Amendment to Consolidated and Amended and Restated Promissory Note dated as of June 10, 2010, made by NTS Mortgage Income Fund payable to NTS Development Company
    10.4   First Amendment to Consolidated and Amended and Restated Promissory Note dated as of June 10, 2010, made by NTS Mortgage Income Fund payable to Residential Management Company
    10.5   First Amendment to Consolidated and Amended and Restated Promissory Note dated as of June 10, 2010, made by NTS/Virginia Development Company payable to NTS Development Company
    10.6   First Amendment to Consolidated and Amended and Restated Promissory Note dated as of June 10, 2010, made by NTS/Virginia Development Company payable to Residential Management Company
    10.7   First Amendment to Consolidated and Amended and Restated Promissory Note dated as of June 10, 2010, made by NTS/Lake Forest II Residential Corporation payable to NTS Development Company
    10.8   First Amendment to Consolidated and Amended and Restated Promissory Note dated as of June 10, 2010, made by NTS/Lake Forest II Residential Corporation payable to Residential Management Company

10.9 First Amendment to Amended and Restated Consolidated and Amended and Restated Promissory Note dated as of June 10, 2010, made by NTS/Virginia Development Company payable to NTS Financial Partnership

10.10 First Amendment to Consolidated and Amended and Restated Promissory Note dated as of June 10, 2010, made by Orlando Lake Forest Joint Venture payable to NTS Development Company

10.11 First Amendment to Consolidated and Amended and Restated Promissory Note dated as of June 10, 2010, made by Orlando Lake Forest Joint Venture payable to Residential Management Company

10.12 First Amendment to Promissory Note dated as of July 10, 2010, made by NTS Mortgage Income Fund payable to NTS Development Company

10.13 First Amendment to Promissory Note dated as of August 10, 2010, made by NTS Mortgage Income Fund payable to NTS Development Company

10.14 First Amendment to Promissory Note dated as of July 10, 2010, made by NTS/Virginia Development Company payable to Residential Management Company

10.15 First Amendment to Promissory Note dated as of August 10, 2010, made by NTS/Virginia Development Company payable to Residential Management Company

10.16 First Amendment to Promissory Note dated as of August 10, 2010, made by NTS/Virginia Development Company payable to NTS Development Company

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NTS MORTGAGE INCOME FUND,
a Delaware corporation

By:



Name: Gregory A. Wells
Title: Secretary/Treasurer/Chief Financial Officer
Date: September 20, 2010

FOURTH AMENDMENT TO

SERVICES AND DEVELOPMENT AGREEMENT

THIS FOURTH AMENDMENT TO SERVICES AND DEVELOPMENT AGREEMENT (the "Agreement") is made and entered into as of the 30th day of September, 2010, by and between NTS MORTGAGE INCOME FUND, a Delaware corporation ("Fund"), and RESIDENTIAL MANAGEMENT COMPANY, a Kentucky corporation ("Residential").

R E C I T A L S

A. Effective as of January 1, 2009, Fund and Residential entered into that certain Services and Development Agreement, as amended by that certain First Amendment to Services and Development Agreement dated as of December 31, 2009, that Second Amendment to Services and Development Agreement dated as of March 31, 2010 and that Third Amendment to Services and Development Agreement dated as of June 30, 2010 (collectively, the "Agreement"), which provided that Residential would manage, develop and operate the Fund's real properties as set forth in the Agreement;

B. The Term of the Agreement was extended until September 30, 2010;

C. Fund and Residential now desire to further extend the Term of the Agreement through December 31, 2010, and to modify Section 2.2 thereof.

NOW, THEREFORE, in consideration of their mutual undertakings, **IT IS AGREED** by and between the parties hereto as follows:

1. As of the date of this Fourth Amendment, the Term of the Agreement is hereby extended through December 31, 2010.

2. Section 2.2 of the Agreement is hereby modified and amended to read as follows:

   "Subject to Section 2.3 hereof, the term of this Agreement shall be for a period commencing on the effective date hereof and ending on December 31, 2010 (the "Term")."

3. Section 2.3 of the Agreement is hereby amended and modified to read as follows:

   "This Agreement may be renewed only by written agreement of both parties on or before the expiration of the Term."

4. This Fourth Amendment may be signed in multiple counterparts, and, when counterparts are executed by all parties, such counterparts shall be deemed an original instrument.

5. The parties agree that except as expressly amended or modified above, the Agreement shall remain in full force and effect.

IN WITNESS WHEREOF, the parties have entered into this Fourth Amendment to Services and Development Agreement as of the date first written above.

FUND:

NTS MORTGAGE INCOME FUND, a Delaware corporation

By:

Brian F. Lavin
President

RESIDENTIAL:

RESIDENTIAL MANAGEMENT COMPANY, a Kentucky corporation

By:

Gregory A. Wells
Executive Vice President



10172 Linn Station Road
Louisville, KY 40223

September 15, 2010

To the Audit Committee of the Board of Directors of NTS Mortgage Income Fund (the "Audit Committee"):

NTS Development Company and Residential Management Company (collectively referred to herein as "NTS") agree to defer amounts owed to them by the NTS Mortgage Income Fund or its subsidiaries (the "Fund") as of September 15, 2010, and to permit any such amounts to accrue from the date of this agreement through December 31, 2010, other than as permitted by cash flows of the Fund. As of September 15, , 2010, the Fund owed $5,583,439.24 to NTS and their affiliates.

NTS further agrees to advance to the Fund such monies as are reasonably necessary to cover any shortfalls for expenses incurred between September 15, 2010 and December 31, 2010, and for those expenses provided for in the Fund's 2010 Budget as approved by the Fund's Board of Directors through December 31, 2010. Unless NTS otherwise agrees, any such advances shall exclude any principal repayments on the mortgage note owed by the Fund to PNC Bank, National Association.

The terms of any deferrals or advances from NTS will be presented to the Audit Committee for prior approval and may be documented through a promissory note or notes from the Fund to NTS or their affiliates which shall mature on December31, 2010. Any amounts so deferred or advanced by NTS shall accrue interest at the same rate as the NTS cost of funds rate which is currently 5.34%.

NTS has the financial ability to allow such deferrals and advances and will provide evidence of such upon reasonable request of the Audit Committee.

J. D. Nichols
Chairman of NTS Development Company
and Residential Management Company

Brian F. Lavin
President of NTS Development Company
and Residential Management Company

FIRST AMENDMENT TO CONSOLIDATED AND AMENDED AND RESTATED PROMISSORY NOTE

THIS FIRST AMENDMENT TO CONSOLIDATED AND AMENDED AND RESTATED PROMISSORY NOTE (the "Amendment") is made and entered into as of September 15, 2010 by and between [i] **NTS MORTGAGE INCOME FUND,** a Delaware corporation, having an address of 10172 Linn Station Road, Louisville, Kentucky 40223 ("Borrower"), and [ii] **NTS DEVELOPMENT COMPANY,** a Kentucky corporation, having an address of 10172 Linn Station Road, Louisville, Kentucky 40223 ("Lender").

RECITALS:

A.   Borrower and Lender are parties to that certain Consolidated and Amended and Restated Promissory Note dated as of June 10, 2010, evidencing amounts due from Borrower to Lender on or before June 10, 2010 in the face principal amount of Six Hundred Three Thousand Seven Hundred Twelve Dollars and Thirty One Cents ($603,712.31) (the "Note"). Certain terms defined in the Note when used and initially capitalized herein shall have the meanings ascribed to them in the Note unless expressly otherwise defined herein.

B.   Borrower has requested an extension of the maturity date of the Note from September 30, 2010 to December 31, 2010, and Lender has agreed to such modification.

NOW THEREFORE, by mutual agreement of the parties and in mutual consideration of the agreements contained herein and for other good and valuable considerations, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree that the Note is hereby modified as set forth in this Amendment.

1.   Accuracy of Recitals. Borrower acknowledges the accuracy of the Recitals stated above.

2.   Amendment of Note. The Note is amended as follows:

The "Maturity Date" of the Note is hereby extended from September 30, 2010 until December 31, 2010, which date shall hereafter be the new "Maturity Date."

3.   Ratification of Note. Except as expressly modified by this Amendment, all terms and conditions of the Note shall remain in full force and effect as they were before the execution and delivery of this Amendment, and those terms and conditions as modified are hereby incorporated by reference in this Amendment and shall govern this Amendment in all respects. The Note is hereby ratified and reaffirmed by Borrower and shall remain in full force and effect as previously modified and assumed, and as modified by this Amendment.

4.   Counterpart Execution. This Amendment may be executed in one or more counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same document. Signature pages may be detached from the counterparts and attached to a single copy of this Amendment to physically form one document.

5.   No Novation. This Amendment is a modification only and not a novation. Except for the modifications contained herein, the Note shall be and remain in full force and effect with the changes in this Amendment deemed to be incorporated therein. This Amendment is to be considered attached to the Note and made a part of the Note. This Amendment shall not release or affect the liability of any guarantor, surety or endorser of the Note or release any owner of any collateral securing the Note. The validity, priority and enforceability of the Note shall not be impaired by this Amendment.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed and to become effective as of the day and year first above written.

LENDER:

NTS DEVELOPMENT COMPANY,
a Kentucky corporation

By: _____
Brian F. Lavin, President

BORROWER:

NTS MORTGAGE INCOME FUND,
a Delaware corporation

By: _____
Gregory A. Wells,
Secretary/Treasurer/Chief Financial Officer

FIRST AMENDMENT TO CONSOLIDATED AND AMENDED AND RESTATED PROMISSORY NOTE

THIS **FIRST AMENDMENT TO CONSOLIDATED AND AMENDED AND RESTATED PROMISSORY NOTE** (the "Amendment") is made and entered into as of September 15, 2010 by and between [i] **NTS MORTGAGE INCOME FUND,** a Delaware corporation, having an address of 10172 Linn Station Road, Louisville, Kentucky 40223 ("Borrower"), and [ii] **RESIDENTIAL MANAGEMENT COMPANY,** a Kentucky corporation, having an address of 10172 Linn Station Road, Louisville, Kentucky 40223 ("Lender"),

RECITALS:

A.   Borrower and Lender are parties to that certain Consolidated and Amended and Restated Promissory Note dated as of June 10, 2010, evidencing amounts due from Borrower to Lender on or before June 10, 2010 in the face principal amount of One Thousand Six Hundred Sixty Two Dollars and No Cents ($1,662.00) (the "Note"). Certain terms defined in the Note when used and initially capitalized herein shall have the meanings ascribed to them in the Note unless expressly otherwise defined herein.

B.   Borrower has requested an extension of the maturity date of the Note from September 30, 2010 to December 31, 2010, and Lender has agreed to such modification.

NOW THEREFORE, by mutual agreement of the parties and in mutual consideration of the agreements contained herein and for other good and valuable considerations, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree that the Note is hereby modified as set forth in this Amendment.

1.   Accuracy of Recitals. Borrower acknowledges the accuracy of the Recitals stated above.

2.   Amendment of Note. The Note is amended as follows:

The "Maturity Date" of the Note is hereby extended from September 30, 2010 until December 31, 2010, which date shall hereafter be the new "Maturity Date."

3.   Ratification of Note. Except as expressly modified by this Amendment, all terms and conditions of the Note shall remain in full force and effect as they were before the execution and delivery of this Amendment, and those terms and conditions as modified are hereby incorporated by reference in this Amendment and shall govern this Amendment in all respects. The Note is hereby ratified and reaffirmed by Borrower and shall remain in full force and effect as previously modified and assumed, and as modified by this Amendment.

4.   Counterpart Execution. This Amendment may be executed in one or more counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same document. Signature pages may be detached from the counterparts and attached to a single copy of this Amendment to physically form one document.

5.   No Novation. This Amendment is a modification only and not a novation. Except for the modifications contained herein, the Note shall be and remain in full force and effect with the changes in this Amendment deemed to be incorporated therein. This Amendment is to be considered attached to the Note and made a part of the Note. This Amendment shall not release or affect the liability of any guarantor, surety or endorser of the Note or release any owner of any collateral securing the Note. The validity, priority and enforceability of the Note shall not be impaired by this Amendment.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed and to become effective as of the day and year first above written.

LENDER:

RESIDENTIAL MANAGEMENT COMPANY, a Kentucky corporation

By: _____
     Brian F. Lavin, President

BORROWER:

NTS MORTGAGE INCOME FUND, a Delaware corporation

By: _____
     Gregory A. Wells,
     Secretary/Treasurer/Chief Financial Officer

FIRST AMENDMENT TO CONSOLIDATED AND AMENDED AND RESTATED PROMISSORY NOTE

THIS FIRST AMENDMENT TO CONSOLIDATED AND AMENDED AND RESTATED PROMISSORY NOTE (the "Amendment") is made and entered into as of September 15, 2010 by and between [i] **NTS/VIRGINIA DEVELOPMENT COMPANY**, a Virginia corporation, having an address of 10172 Linn Station Road, Louisville, Kentucky 40223 ("Borrower"), and [ii] **NTS DEVELOPMENT COMPANY**, a Kentucky corporation, having an address of 10172 Linn Station Road, Louisville, Kentucky 40223 ("Lender").

RECITALS:

A.   Borrower and Lender are parties to that certain Consolidated and Amended and Restated Promissory Note dated as of June 10, 2010, evidencing amounts due from Borrower to Lender on or before June 10, 2010 in the face principal amount of Ninety Seven Thousand Forty Seven Dollars and Eighty Cents ($97,047.80) (the "Note"). Certain terms defined in the Note when used and initially capitalized herein shall have the meanings ascribed to them in the Note unless expressly otherwise defined herein.

B.   Borrower has requested an extension of the maturity date of the Note from September 30, 2010 to December 31, 2010, and Lender has agreed to such modification.

NOW THEREFORE, by mutual agreement of the parties and in mutual consideration of the agreements contained herein and for other good and valuable considerations, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree that the Note is hereby modified as set forth in this Amendment.

1.   Accuracy of Recitals. Borrower acknowledges the accuracy of the Recitals stated above.

2.   Amendment of Note. The Note is amended as follows:

The "Maturity Date" of the Note is hereby extended from September 30, 2010 until December 31, 2010, which date shall hereafter be the new "Maturity Date."

3.   Ratification of Note. Except as expressly modified by this Amendment, all terms and conditions of the Note shall remain in full force and effect as they were before the execution and delivery of this Amendment, and those terms and conditions as modified are hereby incorporated by reference in this Amendment and shall govern this Amendment in all respects. The Note is hereby ratified and reaffirmed by Borrower and shall remain in full force and effect as previously modified and assumed, and as modified by this Amendment.

4.   Counterpart Execution. This Amendment may be executed in one or more counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same document. Signature pages may be detached from the counterparts and attached to a single copy of this Amendment to physically form one document.

5.   No Novation. This Amendment is a modification only and not a novation. Except for the modifications contained herein, the Note shall be and remain in full force and effect with the changes in this Amendment deemed to be incorporated therein. This Amendment is to be considered attached to the Note and made a part of the Note. This Amendment shall not release or affect the liability of any guarantor, surety or endorser of the Note or release any owner of any collateral securing the Note. The validity, priority and enforceability of the Note shall not be impaired by this Amendment.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed and to become effective as of the day and year first above written.

LENDER:

NTS DEVELOPMENT COMPANY,
a Kentucky corporation

By: _____
    Brian F. Lavin, President

BORROWER:

**NTS/VIRGINIA DEVELOPMENT
COMPANY,** a Virginia corporation

By: _____
    Gregory A. Wells,
    Executive Vice President

FIRST AMENDMENT TO CONSOLIDATED AND AMENDED AND RESTATED PROMISSORY NOTE

THIS FIRST AMENDMENT TO CONSOLIDATED AND AMENDED AND RESTATED PROMISSORY NOTE (the "Amendment") is made and entered into as of September 15, 2010 by and between [i] **NTS/VIRGINIA DEVELOPMENT COMPANY**, a Virginia corporation, having an address of 10172 Linn Station Road, Louisville, Kentucky 40223 ("Borrower"), and [ii] **RESIDENTIAL MANAGEMENT COMPANY**, a Kentucky corporation, having an address of 10172 Linn Station Road, Louisville, Kentucky 40223 ("Lender").

RECITALS:

A.   Borrower and Lender are parties to that certain Consolidated and Amended and Restated Promissory Note dated as of June 10, 2010, evidencing amounts due from Borrower to Lender on or before June 10, 2010 in the face principal amount of Three Million Eight Hundred Thirty Two Thousand Seven Hundred Twenty Eight Dollars and Ninety Cents ($3,832,728.90) (the "Note"). Certain terms defined in the Note when used and initially capitalized herein shall have the meanings ascribed to them in the Note unless expressly otherwise defined herein.

B.   Borrower has requested an extension of the maturity date of the Note from September 30, 2010 to December 31, 2010, and Lender has agreed to such modification.

NOW THEREFORE, by mutual agreement of the parties and in mutual consideration of the agreements contained herein and for other good and valuable considerations, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree that the Note is hereby modified as set forth in this Amendment.

1.   <u>Accuracy of Recitals</u>. Borrower acknowledges the accuracy of the Recitals stated above.

2.   <u>Amendment of Note</u>. The Note is amended as follows:

The "Maturity Date" of the Note is hereby extended from September 30, 2010 until December 31, 2010, which date shall hereafter be the new "Maturity Date."

3.   <u>Ratification of Note</u>. Except as expressly modified by this Amendment, all terms and conditions of the Note shall remain in full force and effect as they were before the execution and delivery of this Amendment, and those terms and conditions as modified are hereby incorporated by reference in this Amendment and shall govern this Amendment in all respects. The Note is hereby ratified and reaffirmed by Borrower and shall remain in full force and effect as previously modified and assumed, and as modified by this Amendment.

4.   <u>Counterpart Execution</u>. This Amendment may be executed in one or more counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same document. Signature pages may be detached from the counterparts and attached to a single copy of this Amendment to physically form one document.

5.   No Novation. This Amendment is a modification only and not a novation. Except for the modifications contained herein, the Note shall be and remain in full force and effect with the changes in this Amendment deemed to be incorporated therein. This Amendment is to be considered attached to the Note and made a part of the Note. This Amendment shall not release or affect the liability of any guarantor, surety or endorser of the Note or release any owner of any collateral securing the Note. The validity, priority and enforceability of the Note shall not be impaired by this Amendment.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed and to become effective as of the day and year first above written.

LENDER: **BORROWER:**

RESIDENTIAL MANAGEMENT   **NTS/VIRGINIA DEVELOPMENT**
COMPANY, a Kentucky corporation   **COMPANY**, a Virginia corporation

By: _____   By: _____
        Brian F. Lavin, President   Gregory A. Wells
                                                          Executive Vice President

2

FIRST AMENDMENT TO CONSOLIDATED AND AMENDED AND RESTATED PROMISSORY NOTE

THIS FIRST AMENDMENT TO CONSOLIDATED AND AMENDED AND RESTATED PROMISSORY NOTE (the "Amendment") is made and entered into as of September 15, 2010 by and between [i] **NTS/LAKE FOREST II RESIDENTIAL CORPORATION**, a Kentucky corporation, having an address of 10172 Linn Station Road, Louisville, Kentucky 40223 ("Borrower"), and [ii] **NTS DEVELOPMENT COMPANY**, a Kentucky corporation, having an address of 10172 Linn Station Road, Louisville, Kentucky 40223 ("Lender").

RECITALS:

A.   Borrower and Lender are parties to that certain Consolidated and Amended and Restated Promissory Note dated as of June 10, 2010, evidencing amounts due from Borrower to Lender on or before June 10, 2010 in the face principal amount of Four Thousand Fifty Nine Dollars and Nine Cents ($4,059.09) (the "Note"). Certain terms defined in the Note when used and initially capitalized herein shall have the meanings ascribed to them in the Note unless expressly otherwise defined herein.

B.   Borrower has requested an extension of the maturity date of the Note from September 30, 2010 to December 31, 2010, and Lender has agreed to such modification.

NOW THEREFORE, by mutual agreement of the parties and in mutual consideration of the agreements contained herein and for other good and valuable considerations, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree that the Note is hereby modified as set forth in this Amendment.

1.   Accuracy of Recitals. Borrower acknowledges the accuracy of the Recitals stated above.

2.   Amendment of Note. The Note is amended as follows:

The "Maturity Date" of the Note is hereby extended from September 30, 2010 until December 31, 2010, which date shall hereafter be the new "Maturity Date."

3.   Ratification of Note. Except as expressly modified by this Amendment, all terms and conditions of the Note shall remain in full force and effect as they were before the execution and delivery of this Amendment, and those terms and conditions as modified are hereby incorporated by reference in this Amendment and shall govern this Amendment in all respects. The Note is hereby ratified and reaffirmed by Borrower and shall remain in full force and effect as previously modified and assumed, and as modified by this Amendment.

4.   Counterpart Execution. This Amendment may be executed in one or more counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same document. Signature pages may be detached from the counterparts and attached to a single copy of this Amendment to physically form one document.

5.   <u>No Novation</u>. This Amendment is a modification only and not a novation. Except for the modifications contained herein, the Note shall be and remain in full force and effect with the changes in this Amendment deemed to be incorporated therein. This Amendment is to be considered attached to the Note and made a part of the Note. This Amendment shall not release or affect the liability of any guarantor, surety or endorser of the Note or release any owner of any collateral securing the Note. The validity, priority and enforceability of the Note shall not be impaired by this Amendment.

       IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed and to become effective as of the day and year first above written.

<u>**LENDER:**</u>

NTS DEVELOPMENT COMPANY,
a Kentucky corporation

By: _____
Brian F. Lavin, President

<u>**BORROWER:**</u>

NTS/LAKE FOREST II RESIDENTIAL CORPORATION, a Kentucky corporation

By: _____
Gregory A. Wells,
Executive Vice President

2

FIRST AMENDMENT TO CONSOLIDATED AND AMENDED AND RESTATED PROMISSORY NOTE

THIS FIRST AMENDMENT TO CONSOLIDATED AND AMENDED AND RESTATED PROMISSORY NOTE (the "Amendment") is made and entered into as of September 15, 2010 by and between [i] **NTS/LAKE FOREST II RESIDENTIAL CORPORATION**, a Kentucky corporation, having an address of 10172 Linn Station Road, Louisville, Kentucky 40223 ("Borrower"), and [ii] **RESIDENTIAL MANAGEMENT COMPANY**, a Kentucky corporation, having an address of 10172 Linn Station Road, Louisville, Kentucky 40223 ("Lender").

RECITALS:

A.   Borrower and Lender are parties to that certain Consolidated and Amended and Restated Promissory Note dated as of June 10, 2010, evidencing amounts due from Borrower to Lender on or before June 10, 2010 in the face principal amount of One Hundred Twenty Three Thousand One Hundred Ninety Dollars and Forty One Cents ($123,190.41) (the "Note"). Certain terms defined in the Note when used and initially capitalized herein shall have the meanings ascribed to them in the Note unless expressly otherwise defined herein.

B.   Borrower has requested an extension of the maturity date of the Note from September 30, 2010 to December 31, 2010, and Lender has agreed to such modification.

NOW THEREFORE, by mutual agreement of the parties and in mutual consideration of the agreements contained herein and for other good and valuable considerations, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree that the Note is hereby modified as set forth in this Amendment.

1.   Accuracy of Recitals. Borrower acknowledges the accuracy of the Recitals stated above.

2.   Amendment of Note. The Note is amended as follows:

The "Maturity Date" of the Note is hereby extended from September 30, 2010 until December 31, 2010, which date shall hereafter be the new "Maturity Date."

3.   Ratification of Note. Except as expressly modified by this Amendment, all terms and conditions of the Note shall remain in full force and effect as they were before the execution and delivery of this Amendment, and those terms and conditions as modified are hereby incorporated by reference in this Amendment and shall govern this Amendment in all respects. The Note is hereby ratified and reaffirmed by Borrower and shall remain in full force and effect as previously modified and assumed, and as modified by this Amendment.

4.   Counterpart Execution. This Amendment may be executed in one or more counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same document. Signature pages may be detached from the counterparts and attached to a single copy of this Amendment to physically form one document.

5.   No Novation.   This Amendment is a modification only and not a novation. Except for the modifications contained herein, the Note shall be and remain in full force and effect with the changes in this Amendment deemed to be incorporated therein. This Amendment is to be considered attached to the Note and made a part of the Note. This Amendment shall not release or affect the liability of any guarantor, surety or endorser of the Note or release any owner of any collateral securing the Note. The validity, priority and enforceability of the Note shall not be impaired by this Amendment.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed and to become effective as of the day and year first above written.

LENDER:

RESIDENTIAL MANAGEMENT COMPANY, a Kentucky corporation

By: _____
Brian F. Lavin, President

BORROWER:

NTS/LAKE FOREST II RESIDENTIAL CORPORATION, a Kentucky corporation

By: _____
Gregory A. Wells,
Executive Vice President

FIRST AMENDMENT TO AMENDED AND RESTATED CONSOLIDATED AND AMENDED AND RESTATED PROMISSORY NOTE

THIS FIRST AMENDMENT TO AMENDED AND RESTATED CONSOLIDATED AND AMENDED AND RESTATED PROMISSORY NOTE (the "Amendment") is made and entered into as of September 15, 2010 by and between [i] **NTS/VIRGINIA DEVELOPMENT COMPANY,** a Virginia corporation, having an address of 10172 Linn Station Road, Louisville, Kentucky 40223 ("Borrower"), and [ii] **NTS FINANCIAL PARTNERSHIP,** a Kentucky general partnership, having an address of 10172 Linn Station Road, Louisville, Kentucky 40223 ("Lender").

RECITALS:

A.   Borrower and Lender are parties to that certain Amended and Restated Consolidated and Amended and Restated Promissory Note dated as of June 10, 2010, evidencing amounts due from Borrower to Lender on or before June 10, 2010 in the face principal amount of Two Hundred Sixty Five Thousand Four Hundred Fifty Dollars and Twenty Five Cents ($265,450.25) (the "Note"). Certain terms defined in the Note when used and initially capitalized herein shall have the meanings ascribed to them in the Note unless expressly otherwise defined herein.

B.   Borrower has requested an extension of the maturity date of the Note from September 30, 2010 to December 31, 2010, and Lender has agreed to such modification.

NOW THEREFORE, by mutual agreement of the parties and in mutual consideration of the agreements contained herein and for other good and valuable considerations, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree that the Note is hereby modified as set forth in this Amendment.

1.   Accuracy of Recitals. Borrower acknowledges the accuracy of the Recitals stated above.

2.   Amendment of Note. The Note is amended as follows:

The "Maturity Date" of the Note is hereby extended from September 30, 2010 until December 31, 2010, which date shall hereafter be the new "Maturity Date."

3.   Ratification of Note. Except as expressly modified by this Amendment, all terms and conditions of the Note shall remain in full force and effect as they were before the execution and delivery of this Amendment, and those terms and conditions as modified are hereby incorporated by reference in this Amendment and shall govern this Amendment in all respects. The Note is hereby ratified and reaffirmed by Borrower and shall remain in full force and effect as previously modified and assumed, and as modified by this Amendment.

4.   Counterpart Execution. This Amendment may be executed in one or more counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same document. Signature pages may be detached from the counterparts and attached to a single copy of this Amendment to physically form one document.

5. <u>No Novation</u>. This Amendment is a modification only and not a novation. Except for the modifications contained herein, the Note shall be and remain in full force and effect with the changes in this Amendment deemed to be incorporated therein. This Amendment is to be considered attached to the Note and made a part of the Note. This Amendment shall not release or affect the liability of any guarantor, surety or endorser of the Note or release any owner of any collateral securing the Note. The validity, priority and enforceability of the Note shall not be impaired by this Amendment.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed and to become effective as of the day and year first above written.

LENDER:

NTS FINANCIAL PARTNERSHIP,
a Kentucky general partnership

By: _____
Brian F. Lavin, President

BORROWER:

NTS/VIRGINIA DEVELOPMENT COMPANY, a Virginia corporation

By: _____
Gregory A. Wells,
Executive Vice President

FIRST AMENDMENT TO CONSOLIDATED AND AMENDED AND RESTATED PROMISSORY NOTE

THIS FIRST AMENDMENT TO CONSOLIDATED AND AMENDED AND RESTATED PROMISSORY NOTE (the "Amendment") is made and entered into as of September 15, 2010 by and between [i] **ORLANDO LAKE FOREST JOINT VENTURE**, a Florida joint venture, having an address of 10172 Linn Station Road, Louisville, Kentucky 40223 ("Borrower"), and [ii] **NTS DEVELOPMENT COMPANY**, a Kentucky corporation, having an address of 10172 Linn Station Road, Louisville, Kentucky 40223 ("Lender").

RECITALS:

A.   Borrower and Lender are parties to that certain Consolidated and Amended and Restated Promissory Note dated as of June 10, 2010, evidencing amounts due from Borrower to Lender on or before June 10, 2010 in the face principal amount of Twenty Three Thousand Nine Dollars and Seventeen Cents ($23,009.17) (the "Note"). Certain terms defined in the Note when used and initially capitalized herein shall have the meanings ascribed to them in the Note unless expressly otherwise defined herein.

B.   Borrower has requested an extension of the maturity date of the Note from September 30, 2010 to December 31, 2010, and Lender has agreed to such modification.

NOW THEREFORE, by mutual agreement of the parties and in mutual consideration of the agreements contained herein and for other good and valuable considerations, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree that the Note is hereby modified as set forth in this Amendment.

1.   Accuracy of Recitals. Borrower acknowledges the accuracy of the Recitals stated above.

2.   Amendment of Note. The Note is amended as follows:

The "Maturity Date" of the Note is hereby extended from September 30, 2010 until December 31, 2010, which date shall hereafter be the new "Maturity Date."

3.   Ratification of Note. Except as expressly modified by this Amendment, all terms and conditions of the Note shall remain in full force and effect as they were before the execution and delivery of this Amendment, and those terms and conditions as modified are hereby incorporated by reference in this Amendment and shall govern this Amendment in all respects. The Note is hereby ratified and reaffirmed by Borrower and shall remain in full force and effect as previously modified and assumed, and as modified by this Amendment.

4.   Counterpart Execution. This Amendment may be executed in one or more counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same document. Signature pages may be detached from the counterparts and attached to a single copy of this Amendment to physically form one document.

5.   No Novation. This Amendment is a modification only and not a novation. Except for the modifications contained herein, the Note shall be and remain in full force and effect with the changes in this Amendment deemed to be incorporated therein. This Amendment is to be considered attached to the Note and made a part of the Note. This Amendment shall not release or affect the liability of any guarantor, surety or endorser of the Note or release any owner of any collateral securing the Note. The validity, priority and enforceability of the Note shall not be impaired by this Amendment.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed and to become effective as of the day and year first above written.

LENDER: BORROWER:

NTS DEVELOPMENT COMPANY,   ORLANDO LAKE FOREST JOINT
a Kentucky corporation   VENTURE, a Florida joint venture

                                                                  By: Orlando Lake Forest, Inc.,
                                                                            its Managing General Partner

By: _____
        Brian F. Lavin, President

                                                                  By:
                                                                       _____
                                                                       Gregory A. Wells,
                                                                       Executive Vice President

FIRST AMENDMENT TO CONSOLIDATED AND AMENDED AND RESTATED PROMISSORY NOTE

THIS FIRST AMENDMENT TO CONSOLIDATED AND AMENDED AND RESTATED PROMISSORY NOTE (the "Amendment") is made and entered into as of September 15, 2010 by and between [i] **ORLANDO LAKE FOREST JOINT VENTURE,** a Florida joint venture, having an address of 10172 Linn Station Road, Louisville, Kentucky 40223 ("Borrower"), and [ii] **RESIDENTIAL MANAGEMENT COMPANY,** a Kentucky corporation, having an address of 10172 Linn Station Road, Louisville, Kentucky 40223 ("Lender").

RECITALS:

A.   Borrower and Lender are parties to that certain Consolidated and Amended and Restated Promissory Note dated as of June 10, 2010, evidencing amounts due from Borrower to Lender on or before June 10, 2010 in the face principal amount of One Hundred Twenty One Thousand Ninety Three Dollars and Ninety Five Cents ($121,093.95) (the "Note"). Certain terms defined in the Note when used and initially capitalized herein shall have the meanings ascribed to them in the Note unless expressly otherwise defined herein.

B.   Borrower has requested an extension of the maturity date of the Note from September 30, 2010 to December 31, 2010, and Lender has agreed to such modification.

NOW THEREFORE, by mutual agreement of the parties and in mutual consideration of the agreements contained herein and for other good and valuable considerations, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree that the Note is hereby modified as set forth in this Amendment.

1.   Accuracy of Recitals. Borrower acknowledges the accuracy of the Recitals stated above.

2.   Amendment of Note. The Note is amended as follows:

The "Maturity Date" of the Note is hereby extended from September 30, 2010 until December 31, 2010, which date shall hereafter be the new "Maturity Date."

3.   Ratification of Note. Except as expressly modified by this Amendment, all terms and conditions of the Note shall remain in full force and effect as they were before the execution and delivery of this Amendment, and those terms and conditions as modified are hereby incorporated by reference in this Amendment and shall govern this Amendment in all respects. The Note is hereby ratified and reaffirmed by Borrower and shall remain in full force and effect as previously modified and assumed, and as modified by this Amendment.

4.   Counterpart Execution. This Amendment may be executed in one or more counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same document. Signature pages may be detached from the counterparts and attached to a single copy of this Amendment to physically form one document.

5.   No Novation. This Amendment is a modification only and not a novation. Except for the modifications contained herein, the Note shall be and remain in full force and effect with the changes in this Amendment deemed to be incorporated therein. This Amendment is to be considered attached to the Note and made a part of the Note. This Amendment shall not release or affect the liability of any guarantor, surety or endorser of the Note or release any owner of any collateral securing the Note. The validity, priority and enforceability of the Note shall not be impaired by this Amendment.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed and to become effective as of the day and year first above written.

LENDER: **BORROWER:**

RESIDENTIAL MANAGEMENT   **ORLANDO LAKE FOREST JOINT**
COMPANY, a Kentucky corporation   **VENTURE**, a Florida joint venture

By: Orlando Lake Forest, Inc.,
         its Managing General Partner

By: _____
       Brian F. Lavin, President

By: _____
       Gregory A. Wells,
       Executive Vice President

FIRST AMENDMENT TO PROMISSORY NOTE

THIS FIRST AMENDMENT TO PROMISSORY NOTE (the "Amendment") is made and entered into as of September 15, 2010 by and between [i] **NTS MORTGAGE INCOME FUND,** a Delaware corporation, having an address of 10172 Linn Station Road, Louisville, Kentucky 40223 ("Borrower"), and [ii] **NTS DEVELOPMENT COMPANY,** a Kentucky corporation, having an address of 10172 Linn Station Road, Louisville, Kentucky 40223 ("Lender").

RECITALS:

A.   Borrower has made that certain Promissory Note dated as of July 10, 2010, payable to the order of Lender, evidencing amounts due from Borrower to Lender on or before July 10, 2010 in the face principal amount of Twenty Two Thousand Eight Hundred Seventy Eight Dollars and Forty Cents ($22,878.40) (the "Note"). Certain terms defined in the Note when used and initially capitalized herein shall have the meanings ascribed to them in the Note unless expressly otherwise defined herein.

B.   Borrower has requested an extension of the maturity date of the Note from September 30, 2010 to December 31, 2010, and Lender has agreed to such modification.

NOW THEREFORE, by mutual agreement of the parties and in mutual consideration of the agreements contained herein and for other good and valuable considerations, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree that the Note is hereby modified as set forth in this Amendment.

1.   Accuracy of Recitals. Borrower acknowledges the accuracy of the Recitals stated above.

2.   Amendment of Note. The Note is amended as follows:

The "Maturity Date" of the Note is hereby extended from September 30, 2010 until December 31, 2010, which date shall hereafter be the new "Maturity Date."

3.   Ratification of Note. Except as expressly modified by this Amendment, all terms and conditions of the Note shall remain in full force and effect as they were before the execution and delivery of this Amendment, and those terms and conditions as modified are hereby incorporated by reference in this Amendment and shall govern this Amendment in all respects. The Note is hereby ratified and reaffirmed by Borrower and shall remain in full force and effect as previously modified and assumed, and as modified by this Amendment.

4.   Counterpart Execution. This Amendment may be executed in one or more counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same document. Signature pages may be detached from the counterparts and attached to a single copy of this Amendment to physically form one document.

5.   No Novation. This Amendment is a modification only and not a novation. Except for the modifications contained herein, the Note shall be and remain in full force and

effect with the changes in this Amendment deemed to be incorporated therein. This Amendment is to be considered attached to the Note and made a part of the Note. This Amendment shall not release or affect the liability of any guarantor, surety or endorser of the Note or release any owner of any collateral securing the Note. The validity, priority and enforceability of the Note shall not be impaired by this Amendment.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed and to become effective as of the day and year first above written.


LENDER:

NTS DEVELOPMENT COMPANY,
a Kentucky corporation

By: _____

Brian F. Lavin, President


BORROWER:

NTS MORTGAGE INCOME FUND,
a Delaware corporation



By: _____

Gregory A. Wells,
Secretary/Treasurer/Chief Financial Officer


FIRST AMENDMENT TO PROMISSORY NOTE

THIS FIRST AMENDMENT TO PROMISSORY NOTE (the "Amendment") is made and entered into as of September 15, 2010 by and between [i] **NTS MORTGAGE INCOME FUND,** a Delaware corporation, having an address of 10172 Linn Station Road, Louisville, Kentucky 40223 ("Borrower"), and [ii] **NTS DEVELOPMENT COMPANY,** a Kentucky corporation, having an address of 10172 Linn Station Road, Louisville, Kentucky 40223 ("Lender").

RECITALS:

A.   Borrower has made that certain Promissory Note dated as of August 10, 2010, payable to the order of Lender, evidencing amounts due from Borrower to Lender on or before August 10, 2010 in the face principal amount of Twenty Thousand Three Hundred Seventy Nine Dollars and Fifty One Cents ($20,379.51) (the "Note"). Certain terms defined in the Note when used and initially capitalized herein shall have the meanings ascribed to them in the Note unless expressly otherwise defined herein.

B.   Borrower has requested an extension of the maturity date of the Note from September 30, 2010 to December 31, 2010, and Lender has agreed to such modification.

NOW THEREFORE, by mutual agreement of the parties and in mutual consideration of the agreements contained herein and for other good and valuable considerations, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree that the Note is hereby modified as set forth in this Amendment.

1.   Accuracy of Recitals. Borrower acknowledges the accuracy of the Recitals stated above.

2.   Amendment of Note. The Note is amended as follows:

The "Maturity Date" of the Note is hereby extended from September 30, 2010 until December 31, 2010, which date shall hereafter be the new "Maturity Date."

3.   Ratification of Note. Except as expressly modified by this Amendment, all terms and conditions of the Note shall remain in full force and effect as they were before the execution and delivery of this Amendment, and those terms and conditions as modified are hereby incorporated by reference in this Amendment and shall govern this Amendment in all respects. The Note is hereby ratified and reaffirmed by Borrower and shall remain in full force and effect as previously modified and assumed, and as modified by this Amendment.

4.   Counterpart Execution. This Amendment may be executed in one or more counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same document. Signature pages may be detached from the counterparts and attached to a single copy of this Amendment to physically form one document.

5.   No Novation. This Amendment is a modification only and not a novation. Except for the modifications contained herein, the Note shall be and remain in full force and

effect with the changes in this Amendment deemed to be incorporated therein. This Amendment is to be considered attached to the Note and made a part of the Note. This Amendment shall not release or affect the liability of any guarantor, surety or endorser of the Note or release any owner of any collateral securing the Note. The validity, priority and enforceability of the Note shall not be impaired by this Amendment.

      IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed and to become effective as of the day and year first above written.

LENDER:

BORROWER:

NTS DEVELOPMENT COMPANY,
a Kentucky corporation

NTS MORTGAGE INCOME FUND,
a Delaware corporation

By: _____

Brian F. Lavin, President

By: _____

Gregory A. Wells,
Secretary/Treasurer/Chief Financial Officer

FIRST AMENDMENT TO PROMISSORY NOTE

THIS FIRST AMENDMENT TO PROMISSORY NOTE (the "Amendment") is made and entered into as of September 15, 2010 by and between [i] **NTS/VIRGINIA DEVELOPMENT COMPANY,** a Virginia corporation, having an address of 10172 Linn Station Road, Louisville, Kentucky 40223 ("Borrower"), and [ii] **RESIDENTIAL MANAGEMENT COMPANY,** a Kentucky corporation, having an address of 10172 Linn Station Road, Louisville, Kentucky 40223 ("Lender").

RECITALS:

A.   Borrower has made that certain Promissory Note dated as of July 10, 2010, payable to the order of Lender, evidencing amounts due from Borrower to Lender on or before July 10, 2010 in the face principal amount of One Hundred Eighty Four Thousand Nine Hundred Ninety Dollars and Eighty Four Cents ($184,990.84) (the "Note"). Certain terms defined in the Note when used and initially capitalized herein shall have the meanings ascribed to them in the Note unless expressly otherwise defined herein.

B.   Borrower has requested an extension of the maturity date of the Note from September 30, 2010 to December 31, 2010, and Lender has agreed to such modification.

NOW THEREFORE, by mutual agreement of the parties and in mutual consideration of the agreements contained herein and for other good and valuable considerations, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree that the Note is hereby modified as set forth in this Amendment.

1.   Accuracy of Recitals. Borrower acknowledges the accuracy of the Recitals stated above.

2.   Amendment of Note. The Note is amended as follows:

The "Maturity Date" of the Note is hereby extended from September 30, 2010 until December 31, 2010, which date shall hereafter be the new "Maturity Date."

3.   Ratification of Note. Except as expressly modified by this Amendment, all terms and conditions of the Note shall remain in full force and effect as they were before the execution and delivery of this Amendment, and those terms and conditions as modified are hereby incorporated by reference in this Amendment and shall govern this Amendment in all respects. The Note is hereby ratified and reaffirmed by Borrower and shall remain in full force and effect as previously modified and assumed, and as modified by this Amendment.

4.   Counterpart Execution. This Amendment may be executed in one or more counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same document. Signature pages may be detached from the counterparts and attached to a single copy of this Amendment to physically form one document.

5.   No Novation. This Amendment is a modification only and not a novation. Except for the modifications contained herein, the Note shall be and remain in full force and

effect with the changes in this Amendment deemed to be incorporated therein. This Amendment is to be considered attached to the Note and made a part of the Note. This Amendment shall not release or affect the liability of any guarantor, surety or endorser of the Note or release any owner of any collateral securing the Note. The validity, priority and enforceability of the Note shall not be impaired by this Amendment.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed and to become effective as of the day and year first above written.

LENDER:

RESIDENTIAL MANAGEMENT COMPANY, a Kentucky corporation

By: _____
Brian F. Lavin, President

BORROWER:

NTS/VIRGINIA DEVELOPMENT COMPANY, a Virginia corporation

By: _____
Gregory A. Wells,
Executive Vice President

FIRST AMENDMENT TO PROMISSORY NOTE

THIS FIRST AMENDMENT TO PROMISSORY NOTE (the "Amendment") is made and entered into as of September 15, 2010 by and between [i] **NTS/VIRGINIA DEVELOPMENT COMPANY,** a Virginia corporation, having an address of 10172 Linn Station Road, Louisville, Kentucky 40223 ("Borrower"), and [ii] **RESIDENTIAL MANAGEMENT COMPANY,** a Kentucky corporation, having an address of 10172 Linn Station Road, Louisville, Kentucky 40223 ("Lender").

RECITALS:

A. Borrower has made that certain Promissory Note dated as of August 10, 2010, payable to the order of Lender, evidencing amounts due from Borrower to Lender on or before August 10, 2010 in the face principal amount of One Hundred Ninety Three Thousand Three Hundred Twenty Eight Dollars and Ninety Four Cents ($193,328.94) (the "Note"). Certain terms defined in the Note when used and initially capitalized herein shall have the meanings ascribed to them in the Note unless expressly otherwise defined herein.

B. Borrower has requested an extension of the maturity date of the Note from September 30, 2010 to December 31, 2010, and Lender has agreed to such modification.

NOW THEREFORE, by mutual agreement of the parties and in mutual consideration of the agreements contained herein and for other good and valuable considerations, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree that the Note is hereby modified as set forth in this Amendment.

1. Accuracy of Recitals. Borrower acknowledges the accuracy of the Recitals stated above.

2. Amendment of Note. The Note is amended as follows:

The "Maturity Date" of the Note is hereby extended from September 30, 2010 until December 31, 2010, which date shall hereafter be the new "Maturity Date."

3. Ratification of Note. Except as expressly modified by this Amendment, all terms and conditions of the Note shall remain in full force and effect as they were before the execution and delivery of this Amendment, and those terms and conditions as modified are hereby incorporated by reference in this Amendment and shall govern this Amendment in all respects. The Note is hereby ratified and reaffirmed by Borrower and shall remain in full force and effect as previously modified and assumed, and as modified by this Amendment.

4. Counterpart Execution. This Amendment may be executed in one or more counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same document. Signature pages may be detached from the counterparts and attached to a single copy of this Amendment to physically form one document.

5. No Novation. This Amendment is a modification only and not a novation. Except for the modifications contained herein, the Note shall be and remain in full force and

effect with the changes in this Amendment deemed to be incorporated therein. This Amendment is to be considered attached to the Note and made a part of the Note. This Amendment shall not release or affect the liability of any guarantor, surety or endorser of the Note or release any owner of any collateral securing the Note. The validity, priority and enforceability of the Note shall not be impaired by this Amendment.

     IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed and to become effective as of the day and year first above written.

<table>
<tr><td><u>**LENDER:**</u></td><td><u>**BORROWER:**</u></td></tr>
<tr><td>**RESIDENTIAL MANAGEMENT COMPANY**, a Kentucky corporation</td><td>**NTS/VIRGINIA DEVELOPMENT COMPANY**, a Virginia corporation</td></tr>
<tr><td>By: _____
Brian F. Lavin, President</td><td>By: _____
Gregory A. Wells,
Executive Vice President</td></tr>
</table>

FIRST AMENDMENT TO PROMISSORY NOTE

THIS FIRST AMENDMENT TO PROMISSORY NOTE (the "Amendment") is made and entered into as of September 15, 2010 by and between [i] **NTS/VIRGINIA DEVELOPMENT COMPANY,** a Virginia corporation, having an address of 10172 Linn Station Road, Louisville, Kentucky 40223 ("Borrower"), and [ii] **NTS DEVELOPMENT COMPANY,** a Kentucky corporation, having an address of 10172 Linn Station Road, Louisville, Kentucky 40223 ("Lender").

RECITALS:

A. Borrower has made that certain Promissory Note dated as of August 10, 2010, payable to the order of Lender, evidencing amounts due from Borrower to Lender on or before August 10, 2010 in the face principal amount of Twelve Thousand Seven Hundred Thirty Nine Dollars and Thirty Cents ($12,739.30) (the "Note"). Certain terms defined in the Note when used and initially capitalized herein shall have the meanings ascribed to them in the Note unless expressly otherwise defined herein.

B. Borrower has requested an extension of the maturity date of the Note from September 30, 2010 to December 31, 2010, and Lender has agreed to such modification.

NOW THEREFORE, by mutual agreement of the parties and in mutual consideration of the agreements contained herein and for other good and valuable considerations, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree that the Note is hereby modified as set forth in this Amendment.

1. Accuracy of Recitals. Borrower acknowledges the accuracy of the Recitals stated above.

2. Amendment of Note. The Note is amended as follows:

The "Maturity Date" of the Note is hereby extended from September 30, 2010 until December 31, 2010, which date shall hereafter be the new "Maturity Date."

3. Ratification of Note. Except as expressly modified by this Amendment, all terms and conditions of the Note shall remain in full force and effect as they were before the execution and delivery of this Amendment, and those terms and conditions as modified are hereby incorporated by reference in this Amendment and shall govern this Amendment in all respects. The Note is hereby ratified and reaffirmed by Borrower and shall remain in full force and effect as previously modified and assumed, and as modified by this Amendment.

4. Counterpart Execution. This Amendment may be executed in one or more counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same document. Signature pages may be detached from the counterparts and attached to a single copy of this Amendment to physically form one document.

5. No Novation. This Amendment is a modification only and not a novation. Except for the modifications contained herein, the Note shall be and remain in full force and

effect with the changes in this Amendment deemed to be incorporated therein. This Amendment is to be considered attached to the Note and made a part of the Note. This Amendment shall not release or affect the liability of any guarantor, surety or endorser of the Note or release any owner of any collateral securing the Note. The validity, priority and enforceability of the Note shall not be impaired by this Amendment.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed and to become effective as of the day and year first above written.

LENDER:

NTS DEVELOPMENT COMPANY,
a Kentucky corporation

By: _____

Brian F. Lavin, President

BORROWER:

NTS/VIRGINIA DEVELOPMENT COMPANY, a Virginia corporation

By: _____

Gregory A. Wells,
Executive Vice President